PAGAYA TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022 (In thousands)

	September 30,	December 31,
	2023	2022
Assets	(Unaudited)	(Audited)
Current assets:
Cash and cash equivalents	$252,578	$309,793
Restricted cash	26,280	22,539
Fees and other receivables (including related party receivables of $50,934 and $49,427 as of September 30, 2023 and December 31, 2022, respectively)	67,460	59,219
Investments in loans and securities	249	1,007
Prepaid expenses and other current assets (including related party assets of $18,395 and $18,783 as of September 30, 2023 and December 31, 2022, respectively)	27,353	27,258
Income tax receivable	4,073	—
Total current assets	377,993	419,816
Restricted cash	5,320	4,744
Fees and other receivables (including related party receivables of $34,980 and $38,332 as of September 30, 2023 and December 31, 2022, respectively)	35,393	38,774
Investments in loans and securities	665,405	462,969
Equity method and other investments	26,550	25,894
Right-of-use assets	54,587	61,077
Property and equipment, net	40,680	31,663
Goodwill	10,945	—
Intangible assets	3,189	—
Prepaid expenses and other assets	145	142
Total non-current assets	842,214	625,263
Total Assets	$1,220,207	$1,045,079
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,299	$1,739
Accrued expenses and other liabilities (including related party liabilities of $668 and $636 as of September 30, 2023 and December 31, 2022, respectively)	29,332	49,496
Operating lease liability - current	6,213	8,530
Secured borrowing - current	44,193	61,829
Income taxes payable - current	591	6,424
Total current liabilities	81,628	128,018
Non-current liabilities:
Warrant liability	5,163	1,400
Revolving credit facility	100,000	15,000
Secured borrowing - non-current	227,356	77,802
Operating lease liability - non-current	41,116	49,097
Income taxes payable - non-current	18,261	7,771
Deferred tax liabilities, net - non-current	581	568
Total non-current liabilities	392,477	151,638
Total Liabilities	474,105	279,656
Redeemable convertible preferred shares, no par value, 80,000,000 shares authorized, 60,000,000 shares issued and outstanding as of September 30, 2023; aggregate liquidation preference of $150,000 as of September 30, 2023.	74,250	—
Shareholders’ equity:
Class A ordinary shares, no par value, 8,000,000,000 shares authorized, 561,622,225 and 508,377,199 shares issued and outstanding as of September 30, 2023 and December 31, 2022, respectively.	—	—
Class B ordinary shares, no par value, 2,000,000,000 shares authorized, 151,827,730 and 174,934,392 shares issued and outstanding as of September 30, 2023 and December 31, 2022, respectively.	—	—
Additional paid-in capital	1,060,166	968,432
Accumulated other comprehensive income (loss)	3,985	(713)
Accumulated deficit	(528,219)	(414,199)
Total Pagaya Technologies Ltd. shareholders’ equity	535,932	553,520
Noncontrolling interests	135,920	211,903
Total shareholders’ equity	671,852	765,423
Total Liabilities, Redeemable Convertible Preferred Shares, and Shareholders’ Equity	$1,220,207	$1,045,079

PAGAYA TECHNOLOGIES LTD.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS
FOR THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
(In thousands, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Revenue
Revenue from fees (including related party revenues of $157,590 and $171,300 for the three months ended September 30, 2023 and 2022, respectively, and $459,581 and $492,300 for the nine months ended September 30, 2023 and 2022)	$201,447	$185,614	$562,386	$507,241
Other Income
Interest income	10,375	13,666	30,965	43,127
Investment income (loss) (1)	(65)	4,675	656	5,670
Total Revenue and Other Income	211,757	203,955	594,007	556,038
Production costs	128,792	129,115	374,462	326,375
Research and development	18,039	38,643	56,833	127,379
Sales and marketing	11,339	26,579	40,197	90,229
General and administrative	53,425	73,790	157,567	236,863
Total Costs and Operating Expenses	211,595	268,127	629,059	780,846
Operating Income (Loss)	162	(64,172)	(35,052)	(224,808)
Other income (loss), net	(47,260)	3,233	(131,135)	9,846
Loss Before Income Taxes	(47,098)	(60,939)	(166,187)	(214,962)
Income tax expense (benefit)	(1,158)	6,065	10,515	25,604
Net Loss Including Noncontrolling Interests	(45,940)	(67,004)	(176,702)	(240,566)
Less: Net income (loss) attributable to noncontrolling interests	(24,188)	7,785	(62,682)	27,757
Net Loss Attributable to Pagaya Technologies Ltd.	$(21,752)	$(74,789)	$(114,020)	$(268,323)
Per share data:
Net loss attributable to Pagaya Technologies Ltd. shareholders	$(21,752)	$(74,789)	$(114,020)	$(268,323)
Less: Undistributed earnings allocated to participated securities	—	—	—	(12,205)
Net loss attributable to Pagaya Technologies Ltd. ordinary shareholders	$(21,752)	$(74,789)	$(114,020)	$(280,528)
Net loss per share attributable to Pagaya Technologies Ltd.:
Basic and Diluted (2)	$(0.03)	$(0.11)	$(0.16)	$(0.73)
Weighted average shares outstanding:
Basic and Diluted (2)	728,563,796	679,431,901	715,411,921	381,831,895
(1) Includes income from proprietary investments.

(2) Prior period amounts have been retroactively adjusted to reflect the 1:186.9 stock split effected on June 22, 2022.

PAGAYA TECHNOLOGIES LTD.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
(In thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Net Loss Including Noncontrolling Interests	$(45,940)	$(67,004)	$(176,702)	$(240,566)
Other Comprehensive Income:
Unrealized gain on securities available for sale, net	5,084	—	27,911	—
Comprehensive Loss Including Noncontrolling Interests	$(40,856)	$(67,004)	$(148,791)	$(240,566)
Less: Comprehensive income (loss) attributable to noncontrolling interests	(21,126)	7,785	(39,469)	27,757
Comprehensive Loss Attributable to Pagaya Technologies Ltd.	$(19,730)	$(74,789)	$(109,322)	$(268,323)

PAGAYA TECHNOLOGIES LTD.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY
FOR THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
(In thousands, except share amounts)

	Redeemable Convertible Preferred Shares		Ordinary Shares (Class A and Class B)		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Pagaya Technologies Ltd. Shareholders’ Equity (Deficit)	Non-Controlling Interests	Total Shareholders’ Equity

	Shares(1)	Amount	Shares(1)	Amount
Balance – June 30, 2023	60,000,000	$74,250	708,909,068	$—	$1,027,687	$1,963	$(506,467)	$523,183	$179,940	$703,123
Issuance of ordinary shares upon exercise of share options			2,075,050	—	1,108			1,108		1,108
Issuance of ordinary shares upon vesting of RSUs			602,816	—				—		—
Issuance of ordinary shares in connection with the acquisition of Darwin Homes, Inc.			128,182		—			—		—
Issuance of ordinary shares from the Equity Financing Purchase Agreement			1,734,839		3,793			3,793		3,793
Share-based compensation					23,177			23,177		23,177
Reversal of issuance costs associated with the Business Combination and PIPE Investment					4,401			4,401		4,401
Contributions of interests in consolidated VIEs								—	3,942	3,942
Return of capital to interests in consolidated VIEs								—	(26,836)	(26,836)
Other comprehensive income (loss)						2,022		2,022	3,062	5,084
Net income (loss)							(21,752)	(21,752)	(24,188)	(45,940)
Balance – September 30, 2023	60,000,000	$74,250	713,449,955	$—	$1,060,166	$3,985	$(528,219)	$535,932	$135,920	$671,852

	Redeemable Convertible Preferred Shares		Ordinary Shares (Class A and Class B)		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Pagaya Technologies Ltd. Shareholders’ Equity (Deficit)	Non-Controlling Interests	Total Shareholders’ Equity

	Shares(1)	Amount	Shares(1)	Amount
Balance – December 31, 2022	—	$—	683,311,591	$—	$968,432	$(713)	$(414,199)	$553,520	$211,903	$765,423
Issuance of ordinary shares upon exercise of warrants			195,655	—				—		—
Issuance of ordinary shares upon exercise of share options			6,464,223	—	2,538			2,538		2,538
Issuance of ordinary shares upon vesting of RSUs			3,433,719	—				—		—
Issuance of preferred shares, net of issuance costs of $750	60,000,000	74,250	—		—			—		—
Share-based compensation					62,868			62,868		62,868
Reversal of issuance costs associated with the Business Combination and PIPE Investment					4,401			4,401		4,401
Issuance of ordinary shares in connection with the acquisition of Darwin Homes, Inc.			18,309,928	—	18,134			18,134		18,134
Issuance of ordinary shares from the Equity Financing Purchase Agreement			1,734,839		3,793			3,793		3,793
Reclassification of warrants					—			—		—
Reclassification of investments						(1,881)		(1,881)	18,341	16,460
Contributions of interests in consolidated VIEs								—	19,235	19,235
Return of capital to interests in consolidated VIEs								—	(55,749)	(55,749)
Other comprehensive income (loss)						6,579		6,579	4,872	11,451
Net income (loss)							(114,020)	(114,020)	(62,682)	(176,702)
Balance – September 30, 2023	60,000,000	$74,250	713,449,955	$—	$1,060,166	$3,985	$(528,219)	$535,932	$135,920	$671,852

	Redeemable Convertible Preferred Shares		Ordinary Shares		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Pagaya Technologies Ltd. Shareholders’ Equity (Deficit)	Non-Controlling Interests	Total Shareholders’ Equity

	Shares(1)	Amount	Shares(1)	Amount
Balance – June 30, 2022			653,914,375	$—	$878,255	$—	$(305,412)	$572,843	$172,193	$745,036
Issuance of ordinary shares upon exercise of warrants			21,170,017					—		—
Issuance of ordinary shares upon exercise of share options			5,573,732		1,034			1,034		1,034
Issuance of ordinary shares upon vesting of RSUs			91,655					—		—
Issuance of ordinary shares related to commitment shares			46,536		1,000			1,000		1,000
Share-based compensation					67,092			67,092		67,092
Contributions of interests in consolidated VIEs								—	63,466	63,466
Return of capital to interests in consolidated VIEs								—	(16,894)	(16,894)
Net income (loss)							(74,789)	(74,789)	7,785	(67,004)
Balance – September 30, 2022	—	$—	680,796,315	$—	$947,381	$—	$(380,201)	$567,180	$226,550	$793,730

	Redeemable Convertible Preferred Shares		Ordinary Shares		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Pagaya Technologies Ltd. Shareholders’ Equity (Deficit)	Non-Controlling Interests	Total Shareholders’ Equity

	Shares(1)	Amount	Shares(1)	Amount
Balance – December 31, 2021	406,399,029	$307,047	194,345,791	$—	$113,170	$—	$(111,878)	$1,292	$176,060	$177,352
Issuance of ordinary shares upon exercise of warrants			21,170,017					—		—
Issuance of ordinary shares upon exercise of share options			15,606,239		1,480			1,480		1,480
Issuance of ordinary shares upon vesting of RSUs			96,326					—		—
Issuance of ordinary shares related to commitment shares			46,536		1,000			1,000		1,000
Issuance of ordinary shares in connection with the Business Combination and PIPE Investment, net of issuance costs of $57,400	(406,399,029)	(307,047)	449,531,406		581,359			581,359		581,359
Share-based compensation					229,797			229,797		229,797
Reclassification of warrants					20,575			20,575		20,575
Contributions of interests in consolidated VIEs								—	92,988	92,988
Return of capital to interests in consolidated VIEs								—	(70,255)	(70,255)
Net income (loss)							(268,323)	(268,323)	27,757	(240,566)
Balance – September 30, 2022	—	$—	680,796,315	$—	$947,381	$—	$(380,201)	$567,180	$226,550	$793,730
(1) Prior period amounts have been retroactively adjusted to reflect the 1:186.9 stock split effected on June 22, 2022.

PAGAYA TECHNOLOGIES LTD.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
FOR NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022 (In thousands)

	Nine Months Ended September 30,
	2023	2022
Cash flows from operating activities
Net loss including noncontrolling interests	$(176,702)	$(240,566)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Equity method income (loss)	(655)	(5,670)
Depreciation and amortization	13,161	4,077
Share-based compensation	57,312	223,007
Fair value adjustment to warrant liability	3,763	(9,408)
Write-off of capitalized software	1,935	—
Issuance of ordinary shares related to commitment shares	—	1,000
Impairment loss on available-for-sale debt securities	115,644	10,706
Tax benefit related to release of valuation allowance	(1,162)	—
Gain on foreign exchange	(302)	—
Change in operating assets and liabilities:
Fees and other receivables	(7,666)	(31,832)
Deferred tax assets, net	—	(2,820)
Deferred tax liabilities, net	13	—
Prepaid expenses and other assets	1,812	(18,530)
Right-of-use assets	6,435	2,322
Accounts payable	(374)	(9,097)
Accrued expenses and other liabilities	(16,682)	23,250
Operating lease liability	(6,433)	(6,204)
Income tax receivable / payable	529	21,885
Net cash used in operating activities	(9,372)	(37,880)
Cash flows from investing activities
Proceeds from the sale/maturity/prepayment of:
Investments in loans and securities	134,101	88,538
Short-term deposits	—	5,020
Equity method and other investments	—	453
Cash and restricted cash acquired from Darwin Homes, Inc.	1,608	—
Payments for the purchase of:
Investments in loans and securities	(436,242)	(261,806)
Property and equipment	(15,555)	(18,266)
Equity method and other investments	—	(5,749)
Net cash used in investing activities	(316,088)	(191,810)
Cash flows from financing activities
Proceeds from sale of ordinary shares in connection with the Business Combination and PIPE Investment, net of issuance costs	—	291,872
Proceeds from secured borrowing	314,276	94,094
Proceeds received from noncontrolling interests	19,235	92,988
Proceeds from revolving credit facility	110,000	26,000
Proceeds from exercise of stock options	2,538	1,480
Distributions made to noncontrolling interests	(39,321)	(70,255)
Payments made to revolving credit facility	(25,000)	(26,000)
Payments made to secured borrowing	(182,358)	(18,245)
Settlement of share-based compensation in satisfaction of tax withholding requirements	(650)	—
Proceeds from issuance of ordinary shares from the Equity Financing Purchase Agreement	3,793	—
Proceeds from issuance of redeemable convertible preferred shares, net of issuance costs	74,250	—
Net cash provided by financing activities	276,763	391,934
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(4,201)	—
Net increase (decrease) in cash, cash equivalents and restricted cash	(52,898)	162,244
Cash, cash equivalents and restricted cash, beginning of period	337,076	204,575
Cash, cash equivalents and restricted cash, end of period	$284,178	$366,819

Reconciliation of cash, cash equivalents, and restricted cash within the consolidated statements of financial position to the amounts shown in the statements of cash flow above:
Cash and cash equivalents	$252,578	$327,896
Restricted cash - current	26,280	34,161
Restricted cash - non-current	5,320	4,762
Total cash, cash equivalents, and restricted cash	$284,178	$366,819